                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                              (Amendment No.    )*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         Common Stock, $1.00 Par Value
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                                ---------------
                                 (CUSIP Number)

                           Mr. Raymond D. Schoenbaum
                            1640 Powers Ferry Road
                            Building Two, Suite 100
                         Marietta, Georgia  30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            Mr. John D. Capers, Jr.
                                King & Spalding
                           191 Peachtree Street, N.E.
                          Atlanta, Georgia  30303-1763

                                 April 25, 1997
                                -----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:   [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                              Page 1 of 13 Pages
                           Exhibit Index on Page 12

CUSIP NO. 825039100

1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

               Betty J. Schoenbaum
               ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [X]
                                                           (b)  [ ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          PF, OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

 NUMBER OF           7.  SOLE VOTING POWER                2,703,388
  SHARES
BENEFICIALLY         8.  SHARED VOTING POWER                691,092
  OWNED BY
   EACH              9.  SOLE DISPOSITIVE POWER           2,703,388
 REPORTING
  PERSON
   WITH             10.  SHARED DISPOSITIVE POWER           691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                      [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.0% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 13 Pages
                           Exhibit Index on Page 12

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Raymond D. Schoenbaum
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   [X]
                                                                (b)   [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

  NUMBER OF             7.  SOLE VOTING POWER                272,311
   SHARES
BENEFICIALLY            8.  SHARED VOTING POWER              235,750
  OWNED BY
    EACH                9.  SOLE DISPOSITIVE POWER           272,311
  REPORTING
   PERSON
    WITH               10.  SHARED DISPOSITIVE POWER         235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.0% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 13 Pages
                           Exhibit Index on Page 12

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                Schoenbaum Corporation
                88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [X]
                                                                (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada, U.S.A.

  NUMBER OF           7.  SOLE VOTING POWER                2,703,388
   SHARES
BENEFICIALLY          8.  SHARED VOTING POWER                    -0-
  OWNED BY
    EACH              9.  SOLE DISPOSITIVE POWER           2,703,388
 REPORTING
   PERSON
    WITH             10.  SHARED DISPOSITIVE POWER               -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 4 of 13 Pages
                           Exhibit Index on Page 12

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

               Schoenbaum Ventures L.P.
                      88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]
                                                                 (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Nevada, U.S.A.

  NUMBER OF            7.  SOLE VOTING POWER                2,703,388
   SHARES
BENEFICIALLY           8.  SHARED VOTING POWER                    -0-
  OWNED BY
    EACH               9.  SOLE DISPOSITIVE POWER           2,703,388
 REPORTING
   PERSON
    WITH              10.  SHARED DISPOSITIVE POWER               -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                            [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.6% (based on 48,551,609 shares outstanding on March 28, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 5 of 13 Pages
                           Exhibit Index on Page 12

Item 1.   Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, $1.00 par value (the "Common Stock"), of Shoney's, Inc. (the "Issuer"), a Tennessee corporation. The address of the Issuer's principal executive offices is 1727 Elm Hill Pike, Nashville, Tennessee 37210.

Item 2.   Identity and Background.

     This Schedule 13D is being filed on behalf of Betty J. Schoenbaum, her son Raymond D. Schoenbaum, Schoenbaum Corporation, a Nevada corporation, and Schoenbaum Ventures L.P. (the "Partnership"), a Nevada limited partnership (Betty J. Schoenbaum, Raymond D. Schoenbaum, Schoenbaum Corporation and the Partnership are referred to herein collectively as the "Reporting Persons"), who together may constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act").

     Betty J. Schoenbaum is a citizen of the United States and her residential
address is 5541 Gulf of Mexico Drive, Longboat Key, Florida 34228.   Raymond D.
Schoenbaum is a citizen of the United States and his principal business address is 1640 Powers Ferry Road, Building Two, Suite 100, Marietta, Georgia 30067-6050. The principal business address of Schoenbaum Corporation is 3350 West Spring Mountain Road, No. 60, Las Vegas, Nevada 89102. Betty J. Schoenbaum is the sole shareholder and director of Schoenbaum Corporation. Betty J. Schoenbaum is also the President and Secretary of Schoenbaum Corporation and her son, Jeffrey F. Schoenbaum, is the Treasurer. The principal business address of the Partnership is 3305 West Spring Mountain Road, No. 60, Las Vegas, Nevada 89102.

     Betty J. Schoenbaum is not employed. Raymond D. Schoenbaum is a private investor. Schoenbaum Corporation is principally engaged in the business of serving as the General Partner of the Partnership. The Partnership is principally engaged in the business of investing in securities and other assets. Jeffrey F. Schoenbaum is a private investor. See Item 5 for additional information relating to Jeffrey F. Schoenbaum.

     During the last five years, none of the Reporting Persons, any of the officers or directors of any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any person with whom any of the Reporting Persons share voting or dispositive power with respect to the Common Stock has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Betty J. Schoenbaum beneficially owns 3,394,480 shares of Common Stock. Of these shares, 2,703,388 shares are owned by the Partnership. The General Partner of the Partnership is Schoenbaum Corporation which has the sole voting and dispositive power over the assets of the Partnership. Following the death of her husband Alex Schoenbaum, Betty J. Schoenbaum became the President and Secretary and sole shareholder and director of Schoenbaum Corporation. The Betty Schoenbaum Revocable Trust owns 455,342 shares of Common Stock over which the trustees, Betty J. Schoenbaum and Chase Manhattan Private Bank, N.A., share voting and dispositive power. Of these 455,342 shares, 60,000 shares were acquired for cash on the open market on April 4, 1997 with trust funds and the remaining shares were acquired through gifts from Betty J. Schoenbaum's late husband and through open market purchases using trust funds. The Schoenbaum Family Foundation owns 35,750 shares of Common Stock. Betty J. Schoenbaum is the President, Secretary and Treasurer and a trustee of the Schoenbaum Family Foundation and shares voting and dispositive control with the other

                              Page 6 of 13 Pages
                           Exhibit Index on Page 12
officers and trustees. In addition, Betty J. Schoenbaum is a life beneficiary of a Charitable Remainder Annuity Trust which owns 200,000 shares of Common Stock. Betty J. Schoenbaum became the beneficiary of the Charitable Remainder Annuity Trust after the death of her husband. As the beneficiary of the trust, Betty J. Schoenbaum shares voting and dispositive control with One Valley Bank, N.A., the trustee.

     Raymond D. Schoenbaum beneficially owns 508,061 shares of Common Stock. Of these shares, Raymond D. Schoenbaum owns 261,000 shares individually which he purchased for cash with personal funds through margin accounts with Bear, Stearns & Co., Inc. for approximately $1.7 million. Raymond D. Schoenbaum also beneficially owns 211,311 shares which were acquired either through gifts from family members or through open market purchases using personal funds. The remaining 35,750 shares are owned by the Schoenbaum Family Foundation of which Raymond D. Schoenbaum is a Vice President and trustee. In addition, Raymond D. Schoenbaum disclaims beneficial ownership of 8,407 shares of Common Stock which are beneficially owned by his wife, Susan R. Schoenbaum.

     Schoenbaum Corporation beneficially owns 2,703,388 shares of Common Stock which are owned by the Partnership.

Item 4.   Purpose of Transaction.

     The Reporting Persons acquired the Common Stock for investment purposes. Alex Schoenbaum, the father of Raymond D. Schoenbaum and husband of Betty J. Schoenbaum, founded the Issuer in 1947 and served as its first Chairman of the Board. Alex Schoenbaum was actively involved in the operations of the Issuer for over 40 years.

     The Reporting Persons are disappointed with the performance of the Issuer and the Issuer's stock price in recent years. According to the Issuer's 1997 Annual Proxy Statement, between October 29, 1993 and October 31, 1996, the Issuer's stock price declined 66.8%, while, over the same period, the Standard & Poor's 500 Index increased 61.5% and the Standard & Poor's Restaurants Index increased 46.8%. The Reporting Persons have begun to evaluate various possible alternatives with respect to their investment in the Issuer. Although no course of action has presently been decided upon, the Reporting Persons are considering, among other things, (i) holding discussions with third parties or with members of the management or the Board of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or business of the Issuer as a means of enhancing shareholder value, (ii) seeking the removal of certain or all of the members of the Board of Directors of the Issuer (the "Board"), (iii) nominating their own candidates to be elected to the Board, (iv) proposing changes in the management of the Issuer, or (v) acquiring additional shares of the Issuer.

     Except as set forth herein, the Reporting Persons have not, at this time, decided upon any plans or proposals which relate to or would result in (i) the acquisition or disposition by any person of securities of the Issuer, (ii) any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any material change in the Issuer's business or corporate structure, (vii) any changes in the Issuer's charter or by-laws which may impede the acquisition or control of the Issuer by any person, (viii) the Common Stock being delisted or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (ix) any action similar to any of those enumerated above. Nevertheless, the Reporting Persons reserve the right to take any and all actions with respect to the Issuer or its equity securities as may be permitted by law.

                              Page 7 of 13 Pages
                           Exhibit Index on Page 12

Item 5.   Interest in Securities of the Issuer.

     (a) Betty J. Schoenbaum, Raymond D. Schoenbaum, Schoenbaum Corporation and the Partnership together may constitute a group within the meaning of Rule 13d-5 of the Act. Betty J. Schoenbaum, Raymond D. Schoenbaum, Schoenbaum Corporation and the Partnership, as a group, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act, as amended), 3,866,791 shares of Common Stock, which constitutes 8.0% of the outstanding shares of Common Stock (based on 48,551,609 shares of Common Stock outstanding on March 28, 1997).

     (b) Betty J. Schoenbaum has sole power to vote, or to direct the vote of, 2,703,388 shares of Common Stock, and sole power to dispose, or to direct the disposition of, 2,703,388 shares of Common Stock. Betty J. Schoenbaum also has shared power to vote, or to direct the vote of, 691,092 shares of Common Stock, and shared power to dispose, or to direct the disposition of, 691,092 shares of Common Stock. These 3,394,480 shares are owned as follows:

          (i) The Partnership owns 2,703,338 shares. The General Partner of the Partnership is Schoenbaum Corporation which has the sole voting and dispositive power over the assets of the Partnership. Betty J. Schoenbaum is the President of Schoenbaum Corporation.

          (ii) The Betty Schoenbaum Revocable Trust owns 455,342 shares of Common Stock over which the trustees, Betty J. Schoenbaum and Chase Manhattan Private Bank, N.A., share voting and dispositive power. The principal business address of Chase Manhattan Private Bank, N.A., a national banking association, is 205 Royal Palm Way, Palm Beach, Florida 33480.

          (iii) The Schoenbaum Family Foundation, a charitable foundation, owns 35,750 shares of Common Stock. The principal business address of the Schoenbaum Family Foundation is P.O. Box 9439, Longboat Key, Florida 34228-9439. Betty J. Schoenbaum is the President, Secretary and Treasurer and a trustee of the Schoenbaum Family Foundation and shares voting and dispositive power with the other officers and trustees of the foundation. The other officers and trustees are as follows:

                 Name                      Position        Principal Occupation
                 ------------------------- --------------  --------------------
                 Raymond D. Schoenbaum     Vice President   Private Investor
                                           and Trustee

                 Jeffrey F. Schoenbaum     Vice President   Private Investor
                 402 S. Westshore Blvd.    and Trustee
                 Tampa, Florida 33609
                      Citizenship: U.S.A.

                 Joann Schoenbaum Miller    Vice President  Homemaker
                 1331 Preservation Way      and Trustee
                 Oldsmar, Florida 34677
                      Citizenship: U.S.A.


                              Page 8 of 13 Pages
                           Exhibit Index on Page 12


            Name                          Position         Principal Occupation
            -------------------------     --------------   --------------------

            Emily Schoenbaum               Vice President  Student
            5541 Gulf of Mexico Drive, #E  and Trustee
            Longboat Key, Florida 34228
                   Citizenship: U.S.A.

            Dr. Robert E. Perkins           Trustee         Executive Director
            1800 Second Street                              of charitable
            Suite 905                                       foundations
            Sarasota, Florida 34236
                    Citizenship: U.S.A.

       (iv) The Charitable Remainder Annuity Trust, of which Betty J. Schoenbaum is the sole beneficiary, owns 200,000 shares of Common Stock. As the beneficiary, Betty J. Schoenbaum shares voting control with One Valley Bank, N.A., the Trustee. The principal business address of One Valley Bank, N.A., a national banking association, is One Valley Square, Charleston, West Virginia 25326.


     Raymond D. Schoenbaum has sole power to vote, or to direct the vote of, 272,311 shares of Common Stock, and to dispose, or to direct the disposition of, 272,311 shares of Common Stock. Raymond D. Schoenbaum also has shared power to vote, or to direct the vote of, 235,750 shares of Common Stock, and shared power to dispose, or to direct the disposition of 235,750 shares of Common Stock. These 508,061 shares are owned as follows:

          (i)   Raymond D. Schoenbaum individually owns 261,000 shares.

          (ii) The Raymond D. Schoenbaum Trust owns 200,000 shares over which the trustees, Raymond D. Schoenbaum and Chase Manhattan Bank Delaware, share voting and dispositive power. The principal business address of Chase Manhattan Bank Delaware, a Delaware banking corporation, is 1201 Market Street, Wilmington, Delaware 19801.

          (iii) The Schoenbaum Family Foundation owns 35,750 shares. Raymond D. Schoenbaum is a Vice President and trustee of the Schoenbaum Family Foundation and may be deemed to share voting and dispositive power with the other officers and trustees.

          (iv) The remaining 11,061 shares are held in custodial accounts for the children of Raymond D. Schoenbaum over which Raymond D. Schoenbaum is the custodian and has sole voting and dispositive power.

Raymond D. Schoenbaum disclaims beneficial ownership of 8,407 shares of Common Stock which are beneficially owned by his wife, Susan R. Schoenbaum.

     (c) The Betty Schoenbaum Revocable Trust acquired 60,000 shares of Common Stock for cash on the open market on April 4, 1997 at a price of $4.75 per share. Raymond D. Schoenbaum acquired 100,000 shares of Common Stock for cash on the open market on March 18, 1997 at a price of $5.25 per share. Except as indicated herein, no transactions in the Common Stock have been effected by any of the Reporting Persons during the 60 days preceding the date of this Schedule 13D.

     (d) Except as indicated herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.


                              Page 9 of 13 Pages
                           Exhibit Index on Page 12

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Material to be filed as Exhibits.

1.      Joint Filing Agreement (Pursuant to Rule 13d-1(f))



                              Page 10 of 13 Pages
                           Exhibit Index on Page 12

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 1997

                                    /s/ Betty J. Schoenbaum
                                    -------------------------
                                    Betty J. Schoenbaum


                                    /s/ Raymond D. Schoenbaum
                                    --------------------------
                                    Raymond D. Schoenbaum


                                    Schoenbaum Corporation


                                    By: /s/ Betty J. Schoenbaum
                                        -----------------------
                                        Betty J. Schoenbaum,
                                        President


                                    Schoenbaum Ventures L.P.

                                    By: Schoenbaum Corporation,
                                        General Partner


                                    By:  /s/ Betty J. Schoenbaum
                                        -------------------------
                                         Betty J. Schoenbaum,
                                         President


                              Page 11 of 13 Pages
                           Exhibit Index on Page 12

                                 EXHIBIT INDEX
                                 -------------


     Exhibit                           Description
     -------                           -----------

     1.               Joint Filing Agreement (Pursuant to Rule 13d-1(f))



                              Page 12 of 13 Pages
                           Exhibit Index on Page 12

                                   EXHIBIT 1

                             Joint Filing Agreement
                          (Pursuant to Rule 13d-1(f))


     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Shoney's, Inc., and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. Each party to this Joint Filing Agreement expressly authorizes Raymond D. Schoenbaum to file on such party's behalf any and all amendments to such Statement. Each such party undertakes to notify Raymond D. Schoenbaum of any changes giving rise to an obligation to file an amendment to Schedule 13D and it is understood that in connection with this Statement and all amendments thereto each such party shall be responsible only for information supplied by such party.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 25th day of April, 1997.


                                              /s/ Betty J. Schoenbaum
                                         ------------------------------
                                         Betty J. Schoenbaum


                                              /s/ Raymond D. Schoenbaum
                                         ------------------------------
                                         Raymond D. Schoenbaum


                                         Schoenbaum Corporation


                                         By:  /s/ Betty J. Schoenbaum
                                             -------------------------
                                             Betty J. Schoenbaum,
                                             President


                                         Schoenbaum Ventures L.P.

                                         By:  Schoenbaum Corporation,
                                              General Partner


                                         By:  /s/ Betty J. Schoenbaum
                                             -------------------------
                                             Betty J. Schoenbaum,
                                             President


                              Page 13 of 13 Pages
                           Exhibit Index on Page 12